Announcement








                  Company J P Morgan Securities Ld
                  TIDM
                  Headline Rule 8 - (Oxford GlycoScienc)
                  Released 13:27 24 Mar 2003
                  Number 1076J






FORM 8.1/8.3

Lodge with Company Announcements Office (which will publicise and copy to the Panel).
Use separate form for each class of securities in which dealings have been made.

Date of disclosure 24th March 2003
DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3
OF THE CITY CODE ON TAKE-OVERS AND MERGERS
Date of dealing 21st March 2003
Dealing in Oxford GlycoSciences Plc (name of company)
(1) Class of securities (eg ordinary shares) . Ordinary Shares
(2) Amount bought
5,892,971

Amount Sold
0
Price per unit
182 p
(3) Resultant total of the same class owned or controlled
(and percentage of class) 5,892,971 ( 10.68 %)
(4) Party making disclosure J.P. Morgan Securities Limited
(5) EITHER (a) Name of purchaser/vendor (Note 1) Celltech Group plc
OR (b) If dealing for discretionary client(s), name of fund management organisation
(6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) YES
(ii) offeree company NO
Specify which category or categories of associate (1-8) 2
If category (8), explain
(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more ofthe class of relevant securities dealt in) YES
Signed, for and on behalf of the party named in (4) above
(Also print name of signatory) Mukesh Halai
Telephone and extension number 020 7325 9925
END